THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 901 (d)
                       OF REGULATION S-T


                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549

                           Schedule 13G

            Under the Securities Exchange Act of 1934
                     (Amendment No.    1   )*


                         U S Home Corp,
                         (Name of Issuer)

                        Warrants, Class B
             Common Stock,Par Value $ .01 per share
                  (Title of Class of Securities)

                            911920114
                            911920106
                          (CUSIP Number)



     Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


          (Continued on the following page(s))
                  Page 1 of  5   Pages

CUSIP NO.   911920114,911920106

(1)  Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons:

     First Union Corporation            56-0898180

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a)                 [ ]
     (b)                 [ ]

(3)  SEC Use Only

(4)  Citizenship or Place of Organization:

     North Carolina


Number of Shares Beneficially Owned by Each Reporting Person
with:
(5)  Sole Voting Power             299,978
(6)  Shared Voting Power                 0
(7)  Sole Dispositive Power           491,178
(8)  Shared Dispositive Power              97

(9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person

     491,275
     (Warrants - 191,297; Common Stock - 299,978)

(10) Check if the Aggregate Amount in Row 9 Excludes Certain
     Shares (See Instructions)

     [ ]

(11) Percent of Class Represented by Amount in Row 9

     3.683 % (based on   13,337,978   shares outstanding on
                12/31/96; Warrants - 1,884,688;
                Common Stock - 11,453,290)

(12) Type of Reporting Person (See Instructions)

     First Union Corporation (HC)

                                                      Page 3 of 5
Item 1(a) Name of Issuer:

         U S Home Corp,

Item 1(b) Address of Issuer's Principal Executive Offices:

         1800 West Loop South
         Houston, TX   77252

Item 2(a) Name of Person Filing:

         First Union Corporation

Item 2(b) Address of Principal Business Office:

         One First Union Center
         Charlotte, North Carolina 28288-0137

Item 2(c) Citizenship:

         North Carolina

Item 2(d) Title of Class of Securities:

         Warrants, Class B
         Common Stock, Par Value $ .01 per share

Item 2(e) CUSIP Number:

         911920114
         911920106

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (g)[X]Parent Holding Company, in accordance with
            section 240.13d-1(b) (ii) (G)

Item 4      Ownership.

            (a)Amount Beneficially Owned:          491,275
            (b)Percent of Class:                    3.683%
            Number of shares as to which such person has:
            (i)sole power to vote or to direct the vote
                299,978
            (ii)shared power to vote or to direct the vote
                       0
            (iii)sole power to dispose or to direct the
              disposition of    491,178
            (iv)shared power to dispose or to direct the
              disposition of         97

Item 5      Ownership of Five Percent or Less of a Class.

            [X]

Item 6      Ownership of More Than Five Percent on Behalf of
            Another Person.

            Not applicable

Item 7      Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company.

            Evergreen Asset Management Group      22-3299711
            Keystone Investment Management Co     04-1504645

            First Union Corporation is filing this schedule pursuant to Rule 13d-1(b)(ii)(G) as indicated under
            Item 3(g). The relevant subsidiaries are Evergreen Asset Management Group (IA), Keystone Investment Management Company (IA), First Union National Bank of Florida (BK), First Union National Bank (BK), and First Union Bank of Connecticut (BK). Evergreen Asset Management Group and Keystone Investment Management Company are investment advisors for mutual funds and other clients; the securities being reported by these subsidiaries are beneficially owned by such mutual funds or other clients. The other First Union entities listed above hold the securities being reported in a fiduciary capacity for their respective customers.


Item 8      Identification and Classification of Members of the
            Group.

            Not applicable

Item 9      Notice of Dissolution of Group.

            Not applicable

Item 10   Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                      Page 5 of 5
Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST UNION CORPORATION

January 14, 1997
Date




Signature

Dorothy F. Crowe,  Assistant Vice President & Compliance Officer